Mail Stop 4561

									December 28, 2005


Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue, 12th Floor
New York, NY 10022

      RE:	Jefferies Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
      File No. 1-14947

Dear Mr. Handler:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis, page 13

Revenues by Source, page 16

1. We note your disclosure on page 27 that a significant portion of your revenues is derived from proprietary trading. Please tell us and in future filings separately disclose the total amount of revenues recognized attributable to principal transactions and propriety trading for each period presented.

Asset Management Revenue, page 18

2. We note your disclosure that the increase in asset management revenue was a result of management and performance fees on a higher base of assets under management. Please tell us and in future filings separately quantify the changes in assets under management attributable to customers` net cash flows and changes in the market value of the portfolio for each period presented.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 42

Commissions, page 42

3. We note your disclosure on page 17 that equity revenue is composed of commissions and principal transaction trading revenues, net of soft dollar expenses. Please tell us and in future filings disclose the following information regarding your soft dollar arrangements:

* the nature of the arrangements, including the parties involved, the types of fees paid or received, and the form in which these fees are paid or received;

* your accounting policy with respect to soft dollar arrangements;
and

* quantify the impact of soft dollar arrangements for each period presented.

Investment Banking, page 43

4. We note your disclosure that underwriting revenues are presented net of unreimbursed deal related expenses. Please tell us and in future filings disclose how you report client reimbursement of expenses and quantify the amount of client reimbursements for each period presented.


Note 16 - Segment Reporting, page 68

5. We note your disclosure that you operate and are managed as a single business segment. In light of the significant discussion of your business divisions and units throughout your document, please provide us with a comprehensive analysis describing how you determined that you operate within one operating segment. Refer to paragraphs 10 - 15 of SFAS 131 and include the following in your analysis:

* identify your chief operating decision maker;
* identify any segment managers;
* describe your management and organization structure;
* describe the management reports that your chief operating decision maker regularly reviews;
* describe how resources are allocated and performance is evaluated throughout your organization;
* describe the extent to which discrete financial information is available for your different business divisions and units; and
* describe the extent to which this discrete financial information, if available, is reviewed by your segment managers and/or chief operating decision maker.

Note 17 - Goodwill, page 69

6. We note your disclosure that the 2004 activity for Broadview
International and Quarterdeck mostly represent additional
contingent
consideration.  Please tell us and disclose in your December 31,
2005
Form 10-K the following, as it appears you have not previously disclosed this information.

* the form (e.g. cash or stock) in which the additional consideration is payable and the total amount of additional contingent consideration potentially payable related to your acquisitions;
and

* a description of the accounting treatment that will be followed should the contingency be resolved.

Refer to paragraph 53 of SFAS 141.

7. Please tell us how the payment of additional consideration in
2004
is reported in your financial statements.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3449 if you have questions.


								Sincerely,



						Joyce Sweeney
									Accounting Branch
Chief
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Mr. Richard B. Handler
Jefferies Group, Inc.
December 28, 2005
Page 1